Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining Provides Q1 Update of Operations and Q1 Earnings
     Conference Call Details

     Commissioning of Paciencia Operation Underway, 2008 Objectives On-track

     JAG - TSX/NYSE Arca

     CONCORD, NH, April 22 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) provided a summary today of its preliminary Q1 2008 operating performance. All figures are in U.S. dollars unless otherwise indicated.
     <<
     Recent operating highlights include:

       -  In Q1 2008, the Company produced 21,414 oz of gold at an average cash cost of $428/oz compared to 12,129 oz at an average cash cost of $273/oz during the same period last year. Costs for Q1 2008 were impacted by lower grades at Sabara and the weaker U.S. dollar against the Brazilian real. The average exchange rate in Q1 2008 was
          R$1.74/US $1.00 compared to R$2.11/US$1.00 in Q1 2007;

       -  Q1 2008 gold sales totaled 20,344 oz at an average price of $924 compared to Q1 2007 figures of 9,885 oz at an average price of $662;

       -  In Q1 2008, Turmalina produced 17,155 oz of gold at an average cash cost of $387/oz compared to 7,423 oz at an average cash cost of
          $206/oz in Q1 2007. During March of this year, operations at
          Turmalina were slightly impacted by required maintenance to the crushing circuit and one of the two milling circuits. A total of four days of production were effectively lost in order to complete the necessary repairs. During Q1 2008 the following was achieved at
          Turmalina:

            -  Ore production totaled 114,100 tonnes at an average grade of
               5.46 g/t.

            -  Ore processed through the mill totaled 102,000 tonnes at an average grade of 5.71 g/t.

            -  The average gold recovery grade was 88%, slightly below the design rate of 90%, but trended higher during the quarter.

            -  Mine development totaled 884 meters including approximately
               200 meters in the Satinoco mineralized body.

            -  The program to confirm the continuity of the main ore body at
               Turmalina is in process where a drill hole to approximately
               1,000 meters is underway. The results of this program are
               expected mid-2008.

            -  Work on the Turmalina expansion feasibility study has been completed and is undergoing a final review. These results are expected to be announced by the Company during May.

       -  In Q1 2008 Sabara produced 4,259 oz of gold at an average cash cost of $594/oz compared to 4,706 oz at an average cash cost of $378/oz in the same period in 2007. Cash operating costs in the most recent quarter were primarily impacted by lower grades, as expected. The feed grade of ore processed in Q1 2008 averaged 1.61 g/t compared to
          2.9 g/t in Q1 2007. Production from the new higher grade Serra
          Paraiso mineralized zone located near the Sabara Plant is scheduled to begin in Q3 2008;

       -  Commissioning of the Paciencia Operation is underway with all circuits now operating. Loading of the processing circuits begins
          April 25 and gold production is expected during May.

       -  Management currently estimates gold production and cash operating costs for FY 2008 as follows:

                        FY 2008 Est.  FY 2008 Est.
            Operation    Production     Cash Cost
                                (oz)        ($/oz)

            Turmalina        88,000       299-310
            Paciencia        49,000       364-370
            Sabara           23,000       539-550
                             ------
             Total          160,000       353-359

            Note: Estimated cash costs based on an exchange rate of
            R$1.70/US$1.00.

       -  The Caete Project remains on schedule with the feasibility study nearing completion. A formal announcement of the finding will be released during May.

       -  Under the Normal Course Issuer Bid program announced in August 2007, the Company has purchased 381,100 shares at an average price of
          $10.30 from Q4 2007 through April 21, 2008.
     >>

     Daniel Titcomb, Jaguar's President and CEO stated, "Jaguar continues to execute on its business plan on-schedule to build greater value for our shareholders. With the commissioning of our third gold production facility now underway, we have further demonstrated our ability to successfully develop projects on time and on budget. With each milestone we set, our confidence grows stronger on our commitment to reach 700,000 oz of gold production by
2014."

     Q1 Earnings Release and Conference Call Details

     Jaguar will release its Q1 2008 financial and operating results after the market close on May 7, 2008. The Company will hold a conference call the following morning, May 8 at 9:00 a.m. EDT, to discuss the results.
     North American participants may access the call toll-free by dialing
800-218-4973. International participants should call 213-416-2196. Persons wishing to participate in this conference call are asked to dial-in at least five minutes prior to the start time to ensure prompt access to the call.
     Jaguar will provide a web cast of this call over the Internet, which can be accessed from the Calendar of Events tab located on the Company's homepage at www.jaguarmining.com. An archive of the web cast and the audio replay will be available approximately one hour after the call ends. The audio replay can be accessed by calling 800-675-9924 from North America or 213-416-2185 outside of North America. The replay ID number is 50808.

     About Jaguar

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture.
Additional information is available on the Company's website at
www.jaguarmining.com.

     Forward Looking Statements

     This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
applicable Canadian securities laws, concerning Jaguar's objectives in the years ahead, the commencement period of production, cash operating costs, completion dates of feasibility studies, and gold production and sales targets. Forward-looking statements can be identified by the use of words, such as "are expected", "is forecast", "approximately" or variations of such words and phrases or state that certain actions, events or results "may",
"could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
     These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. The potential quantities and grades noted for the NW01
Target are conceptual in nature as there has been insufficient exploration to define a mineral resource and it is uncertain whether further exploration will result in the target being delineated as a mineral resource. The Company also relied on information concerning the Conglomerates at the Paciencia as accurate and reliable from the previous concession owners and does not warrant that the information supplied reflects a potential resource. Although the
Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
     These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the
Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE"
regarding forward-looking statements and "RISK FACTORS" in the Company's
Annual Information Form for the year ended December 31, 2007 filed on System for Electronic Document Analysis and Retrieval and available at
http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2007 filed with the United States Securities and Exchange
Commission and available at www.edgar.com.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Director of Investor Relations, (603) 224-4800, bobz(at)jaguarmining.com; Media inquiries:
Valeria Rezende DioDato, Director of Communication, (603) 224-4800,
valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 18:09e 22-APR-08